

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2012

Via Facsimile
Eric D. Jacobs
Chief Financial and Administrative Officer
DealerTrack Holdings, Inc.
1111 Marcus Ave., Suite M04
Lake Success, NY 11042

      Re: DealerTrack Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 18, 2011
              Form 10-Q for the Fiscal Quarter Ended March 31, 2011
              Filed May 10, 2011
              Form 8-K Filed May 25, 2011
              Form 8-K Filed October 6, 2011
              File No. 000-51653

Dear Mr. Jacobs:

      We have reviewed your letter dated December 20, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 1, 2011.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition

Collateral Management Services Transaction Revenue, page 6

1.   We note your response to prior comment 6. As part of the disclosures you expect to
        include in the 2011 Form 10-K, you state that for paper-based and electronic-based title
        services, amounts allocated to each unit of accounting are based upon estimated selling
        price. You further state that estimated selling price is based on the selling price for
        paper-based title services when sold separately. Considering your use of separate sales,
        you appear to be describing vendor-specific objective evidence of selling price as noted
        in ASC 605-25-30-6A. Please clarify if this is the case and revise your disclosures
        accordingly. Alternatively, if you are using the selling price of paper-based transactions
        when sold separately in addition to other factors, inputs, assumptions and methods in
        determining estimated selling price, this should be explained in your disclosures. Refer
        to ASC 605-25-30-6C and 605-25-50-2(e).

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have
questions regarding comments on the financial statements and related matters. Please contact me
at (202) 551-3406 with any other questions.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief